UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at December 12, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 12, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO UPDATE CONFIRMS 30% INCREASE OF GIBRALTAR MINERAL RESERVES

December 12, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces a 30% increase in the mineral reserves at the Gibraltar copper-molybdenum mine. The Gibraltar mine is located near the City of Williams Lake in south-central British Columbia.
Proven and probable mineral reserves, as of September 30, 2005, have increased from 149 million tons to 194 million tons. Under present operating conditions, the additional reserves increase the mine life to 15.5 years.

A detailed review of the geological model, confirmation of pit wall locations established in previous mine optimization studies, and an analysis of current price and mining cost projections allowed for expansion of the previously defined pits, specifically, at the PGE Connector and Granite Lake deposits.

The estimates used long term metal prices of US$1.10/lb for copper and US$6.00/lb for molybdenum. Results are tabulated below:

Gibraltar Mineral Reserves at 0.20% Copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Pollyanna	Proven	27.3	0.315	0.010
	Probable	2.9	0.288	0.010
	Subtotal	30.2	0.312	0.010

PGE Connector	Proven	35.9	0.296	0.010
	Probable	5.6	0.283	0.011
PGE Connector Additional	Proven	7.1	0.303	0.016
	Probable	7.7	0.275	0.016
	Subtotal	56.3	0.293	0.012

Granite Lake	Proven	70.7	0.322	0.009
	Probable	6.9	0.321	0.007
Granite Lake Additional	Proven	26.3	0.308	0.008
	Probable	3.6	0.310	0.005
	Subtotal	107.5	0.318	0.009
Total		194.0	0.310	0.010

  In addition to the above reserves, the mineral resources are estimated to be:

Gibraltar Mineral Resources at 0.20% Copper cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	410 204	0.286 0.269	0.008 0.008
Total	614	0.280	0.008

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of John W. McManus, P.Eng., Vice President of Operations for Taseko and a Qualified Person under National Instrument 43-101. Mr McManus has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. A technical report will be filed on www.sedar.com.

With the long term forward projection of copper being in the $1.10/lb range, further definition drilling and economic analysis will be undertaken in the spring of 2006 with the objective of upgrading additional resources into the reserve category. The drilling program will be focused on defining this resource between the existing pits and tying together the extensive mineralization zones.

In anticipation of a further increase in the mineral reserves, an Engineering Study has been initiated to evaluate the economics in expanding the concentrator production rate by 25%.

The Gibraltar Mine is operated under a joint venture between Taseko and Ledcor Mining Ltd. For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO
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The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Taseko advises U.S. investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.